P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-2531

Elizabeth_Bestoso@vanguard.com

February 26, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Windsor Funds (the “Trust”)

File No. 002-14336

Post-Effective Amendment No. 137 – Vanguard Windsor II Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on January 31, 2020, to the above referenced post-effective amendment.

Comment 1:	Fund Summary
Comment:	In the “Annual Fund Operating Expenses” section, please confirm that the change to the advisory fee is consistent with the applicable agreement(s) and the terms of the exemptive relief.

Response:	We confirm that the change to advisory fee is consistent with the applicable agreement(s) and the terms of the exemptive relief.

Comment 2:	Investment Advisors
Comment:	In the “Investment Advisors” section, please add any disclosure required by Item 10(a) Instructions 1, 2, and/or 3 of Form N1-A if applicable.

Response:	We have added the start date for the new advisor, Aristotle Capital Management LLC, pursuant to Instruction 1.

Comment 3:	Financial Highlights
Comment:	If the information included in the Financial Highlights is more than 245 days old, unaudited six-month financials must be included with the 485(a) filing.

Response:	The 485(b) filing will include updated Financial Highlights figures.

Please contact me at (610) 669-2531 with any questions or comments regarding the above response.  Thank you.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Associate Counsel

The Vanguard Group, Inc.